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                                                                   Exhibit T3E-9

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
        Election to Receive Cash in Lieu of Deferred PIK Notes and Stock
                                EXTENSION LETTER

October 22, 2003

Dear PIK Note Holder:

The enclosed check and information was sent to you a few months ago and came back to our office because of an undeliverable address. We were able to research and correct the address.

Please note that the information attached states that an election had to be made by May 30, 2003. Due to the error in address, we have extended the election date to August 30, 2003.

Should you have any questions or concerns, please contact Tom Avallone at (407) 903-5431.

Thank you.